UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment no. 9)*

                                 LanOptics Ltd.
                                 --------------
                                (Name of Issuer)

                     Ordinary Shares Nominal Value NIS 0.02
                     --------------------------------------
                         (Title of Class of Securities)


                                   M6706C 10 3
                                   -----------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]    Rule 13d-1(b)

 [ ]    Rule 13d-1(c)

 [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No.  M6076C 10 3                      13G      Page 2 of 5 Pages


 1  Name of Reporting Person:  Hanina Brandes
      I.R.S. Identification No. of above person (entities only): N/A


 2  Check the Appropriate Box if a Member of a Group (See Instructions):  (a)[ ]
                                                                          (b)[ ]

 3  SEC Use Only

 4  Citizenship or Place of Organization:            Israel


 Number of        5      Sole Voting Power:      160,111 ordinary shares
 Shares
 Beneficially     6      Shared Voting Power:      0
 Owned by
 Each             7      Sole Dispositive Power: 160,111 ordinary shares
 Reporting
 Person With      8      Shared Dispositive Power: 0


9    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                         160,111 ordinary shares


10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                          (See Instructions):[ ]


11   Percent of Class Represented by Amount in Row (9):   1.7%


12   Type of Reporting Person (See Instructions):    IN


 ---------------

                                                               Page 3 of 5 Pages

Item 1.

(a) Name of Issuer: LanOptics Ltd.
    --------------

(b) Address of Issuer's Principal Executive Offices: 1 Hatamar Street, ----------------------------------------------- P.O. Box 527
                                                     Yokneam 20692, Israel

Item 2.

(a) Name of Person Filing:     Hanina Brandes
    ---------------------

(b) Address of  Principal  Business  Office or, if none,  Residence:
    ---------------------------------------------------------------
     Naschitz,  Brandes & Co., 5 Tuval  Street,  Tel Aviv  67897, Israel

(c) Citizenship: Israel
    -----------

(d) Title of Class of Securities: Ordinary Shares, nominal value NIS 0.02 per ---------------------------- share

(e) CUSIP Number: M6706C 10 3
    ------------

Item 3.  Not applicable.

Item 4.  Ownership

a) Amount beneficially owned: 160,111 ordinary shares
   -------------------------

(b) Percent of class: 1.7%
    ----------------

(c) Number of shares as to which such person has:
    --------------------------------------------

     (i)  Sole power to vote or to direct the vote: 160,111 ordinary shares
          ----------------------------------------

     (ii) Shared power to vote or to direct the vote: 0
          ------------------------------------------

     (iii)Sole  power to  dispose  or to  direct  the  disposition  of:
          ------------------------------------------------------------
          160,111 ordinary shares

     (iv) Shared power to dispose or to direct the disposition of: 0
          -------------------------------------------------------

                                                               Page 4 of 5 Pages


Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7.  Identification  and  Classification  of the  Subsidiary  Which
         Acquired the Security  Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Not applicable.

                                                               Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 2004

                                                     /s/Hanina Brandes
                                                     -----------------
                                                     Hanina Brandes